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                        SUPPLEMENT NO. 3
                      dated January 6, 1998
                        to the Prospectus
                        dated May 1, 1997
                for the TIAA Real Estate Account


The following supplements the information set forth in Appendix A of the Prospectus:

MULTI-FAMILY RESIDENTIAL PROPERTIES

The Lodge at Willow Creek -- Douglas County, Colorado
-----------------------------------------------------

On December 24, 1997, the Account purchased The Lodge at Willow
Creek, a first class garden apartment complex located in Douglas
County, Colorado, for a purchase price of approximately $27.5 million. The property is not subject to a mortgage.

The Lodge at Willow Creek was built in 1997 and is located on
20.4 acres of land. The complex contains 316 one- and two-bedroom units in twenty-six two-story buildings. Amenities include a community clubhouse/leasing office with a fitness center, conference/computer room, heated spa and outdoor pool. Apartment units have nine foot ceilings, covered private balconies or patios, central air-conditioning and washers and dryers. There are 190 direct access garages, 126 detached garages and 420 surface spaces for a total of 736 parking spaces. The complex, which is in the final stages of its initial lease-up, is currently 81% occupied with monthly rents averaging $936 per unit. We expect that the remaining units will be leased by the Spring of 1998. Rents are comparable with competitive complexes and are not subject to rent regulation. The Account is responsible for the expenses of operating the property.

The Lodge at Willow Creek is approximately a 20 minute drive from downtown Denver, and is near the intersection of I-25, Denver's primary north/south artery, and C-470, an east/west highway.

Lincoln Woods Apartments -- Lafayette Hill, Pennsylvania
--------------------------------------------------------

On October 20, 1997, the Account purchased Lincoln Woods apartments, a first class garden apartment complex located in Lafayette Hill, Pennsylvania, for a purchase price of approximately $21.4 million. The property is not subject to a mortgage.

Lincoln Woods Apartments was built in 1991 and is located on 24.7 acres of land. The complex contains 216 one- and two- bedroom units in ten three-story apartment buildings. Amenities include a community clubhouse/leasing office with a fitness center, function rooms, a sauna, and an outdoor pool. Apartment units include an outdoor storage area, central air conditioning and washers and dryers. There are 324 parking spaces. The complex is currently 96% occupied with monthly rents averaging $990 per unit. Rents are comparable with competitive complexes and are not subject to rent regulation. The Account is responsible for the expenses of operating the property.

Lincoln Woods is close to the major suburban employment centers of Philadelphia and within a 30 minute drive to downtown
Philadelphia. Currently, the Philadelphia metropolitan area has a population of almost five million people.
                                                           (over)
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OFFICE PROPERTIES

Columbia Centre III -- Rosemont, Illinois
-----------------------------------------

On December 23, 1997, the Account purchased Columbia Centre III, a suburban office building located in Rosemont, Illinois, for a purchase price of approximately $38.5 million.

The building, completed in 1988, contains approximately 238,941 rentable square feet and is situated on 5.0 acres. The property has 338 on-site parking spaces and an arrangement to use 351 additional parking spaces in an adjacent municipal parking facility. The building is 99% leased to various tenants with rents averaging $21.89 per square foot. Ameritech Corporation is a major tenant, occupying approximately 54% of the building. Although the terms vary under each lease, most of the expenses for operating the property are either borne or reimbursed by the tenants.

Columbia Centre III is within the O'Hare Airport office submarket. It is approximately twenty minutes by car from downtown Chicago and approximately five minutes to the terminals of Chicago's O'Hare Airport.

371 Hoes Lane -- Piscataway, New Jersey
---------------------------------------

On December 15, 1997, the Account purchased 371 Hoes Lane, a suburban office building located in Piscataway, New Jersey, for a purchase price of approximately $15.5 million. The property is not subject to a mortgage.

The building, completed in 1986, contains approximately 136,088 rentable square feet and is situated on 8.9 acres of land with 569 parking spaces. The building is 100% occupied with rents averaging $15.68 per square foot. Hewlett Packard is the major tenant, occupying approximately 42% of the building. Although the terms vary under each lease, most of the expenses for operating the property are either borne or reimbursed by the tenants.

The building is in Middlesex County, New Jersey, approximately 30 miles southwest of New York City and 20 miles from Newark
International Airport. The current population of the Middlesex metropolitan area is approximately 1.1 million people.

Corporate Center at Sawgrass -- Sunrise, Florida
------------------------------------------------

On December 2, 1997, the Account purchased the Corporate Center at Sawgrass, a suburban office building located in Sunrise, Florida, for a purchase price of approximately $13.0 million. The property is not subject to a mortgage.

The building, completed in 1997, contains approximately 91,113 rentable square feet and is situated on 6.8 acres of land with 425 parking spaces. It is approximately 93% leased to various tenants with rents averaging $14.40 per square foot. Cincinnati Bell and Principal Health, who are the major tenants, occupy approximately 46% of the building. Although the terms vary under each lease, most of the expenses for operating the property are either borne or reimbursed by the tenants.

The building is approximately 18 miles west of downtown Fort Lauderdale. Corporate Center at Sawgrass is part of the 612-acre master planned Sawgrass International Corporate Park. The Park is centrally located at the major intersection of I-75 (Sawgrass Expressway) and I-595. Sunrise is located in the Ft. Lauderdale metropolitan area, which currently has a population of approximately 1.4 million people.